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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of April, 2003

                         Commission File Number 0-31943

                                  IMAGICTV INC.
                 (Translation of registrant's name into English)

                              ONE BRUNSWICK SQUARE
                            14TH FLOOR, P.O. BOX 303
                    SAINT JOHN, NEW BRUNSWICK, CANADA E2L 3Y2
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

            Form 20-F    |X|               Form 40-F ______
                      ---------

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __________

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __________

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                Yes ______              No   |X|
                                           -------

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

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     This Form 6-K is being furnished pursuant to the Securities Exchange Act of
1934, as amended, and is incorporated by reference into the Registration Statement on Form S-8 (Reg. No. 333-53910) of ImagicTV Inc. and the related prospectus.



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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                     ImagicTV Inc.
                                     ------------------------------------------
                                     (Registrant)


Date:   April 25, 2003               By:  /s/ Jeff White
                                        ---------------------------------------
                                        Jeff White
                                        Chief Financial Officer



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              DOCUMENT FURNISHED AS PART OF THIS REPORT ON FORM 6-K


DOCUMENT                              DESCRIPTION OF DOCUMENT
--------                              -----------------------

1. Order of Ontario Superior Court of Justice approving a plan of arrangement involving ImagicTV Inc. and Alcatel dated April 24, 2003.



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